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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                                  CANMAX, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          Without par value common stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   137642 20 3
           --------------------------------------------------------
                                 (CUSIP Number)

    Thomas J. Spackman, Jr.   2602 McKinney Ave.,   Suite 220,   Dallas, TX
    -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 29, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

-------------------------------------------------------------------------------
CUSIP NO.  136742 20 3                                      Page 2 of  5  Pages
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Thomas J. Spackman, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

         WC & PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         Texas
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        863,364
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        863,364
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         863,364
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

         N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         10.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                    SCHEDULE 13D
                                    AMENDMENT #2

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the without par value common stock of Canmax, Inc. ("Canmax " or "Company"). Canmax's principal executive offices are located at 150 W. Carpenter Freeway, Irving, Texas 75039.

ITEM 2.   IDENTITY AND BACKGROUND

          (a), (b) & (c)

          Founders Equity Group, Inc. ("Founders Equity")
          2602 McKinney, Suite 220
          Dallas, Texas  75204

          Founders Equity is a Texas Corporation whose principal business is investments and whose officers are:

               Scotty D. Cook           Chairman
               Thomas J. Spackman, Jr.  President

          (d) Founders Equity has not been convicted in a criminal proceeding during the last 5 years.

          (e) Founders Equity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

          (f)  Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Founders Equity acquired the securities from its working capital accounts. From time to time Founders Equity may syndicate part of its investments to funds that are under the exclusive control of Founders Equity. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in the private placement.

ITEM 4.   PURPOSE OF TRANSACTION

          Founders Equity's acquisition of these shares is solely for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) On April 29, 1997, Founders Equity purchased in a private sale from a third party 863,364 shares of the Company. This purchase was disclosed in the original disclosure filing. On December 15, 1997, the Company and Founders Equity entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to Founders Equity a $500,000 Convertible Debenture.

               On March 31, 1998 and May 15, 1998, the Company and Founders Equity modified the Convertible Debenture Loan Agreement originally entered into on December 15, 1997, pursuant to which the Company issued to Founders Equity an additional $1,000,000 Convertible Debenture yielding a 12% interest rate and reissued the $500,000 Convertible Debenture referenced above. Interest is payable monthly and if not sooner redeemed or converted, matures April 1, 1999. The Debenture may be redeemed at 100% of face value on any interest payment date and subject to conversion rights. The Convertible Debenture is initially convertible at $1.00 per share of preferred stock, and $0.80 per share of common stock; however, this price is subject to anti-dilution provisions found within the Debentures. Upon conversion of the Convertible Debenture into common stock, Founders Equity would own 2,738,364 shares, or approximately 27.42% of the common stock of the Company.

          (b)  Number of shares as to which Founders Equity has:

               (i)  Sole power to vote on to direct the vote:            863,364
               (ii) Shared power to vote on to direct the vote:           - 0 -
               (iii)Sole power to dispose or to direct the disposition:  863,364
               (iv) Shared power to dispose or to direct disposition:     - 0 -

          (c) Founders Equity has not effected any transaction in the securities of the Company prior to the transaction disclosed herein, other than any transactions previously disclosed.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES FOR THE ISSUER.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


-----------------             ---------------------------------------
Date                          Thomas J. Spackman, Jr.
                              President